SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Autolus Therapeutics plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value $0.000042 per share

(Title of Class of Securities)

05280R100

(CUSIP Number)

Marcus Karia, Group Finance Director

Arix Bioscience plc

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05280R100	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,319,866 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,319,866 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,319,866 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The 3,319,866 shares beneficially owned consists of 2,736,533 ordinary shares, nominal value $0.000042 per share (the “Ordinary Shares”), and 583,333 American Depositary Shares (“ADSs”), which may be exchanged for Ordinary Shares at a 1:1 ratio. The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

This percentage set forth on the cover sheets is calculated based on 68,727,448 Ordinary Shares outstanding as of February 12, 2021, as set forth in Autolus Therapeutic plc’s (the “Issuer”) (i) prospectus supplement dated February 9, 2021, filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2021 (the “Prospectus”) and (ii) press release issued on February 12, 2021, titled “Autolus Announces Closing of Public Offering and Full Exercise of Option to Purchase Additional ADSs” (the “Closing Press Release”).

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,319,866 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,319,866 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,319,866 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The 3,319,866 Ordinary Shares beneficially owned consists of 2,736,533 Ordinary Shares and 583,333 ADSs, which may be exchanged for Ordinary Shares at a 1:1 ratio. The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

This percentage set forth on the cover sheets is calculated based on 68,727,448 Ordinary Shares outstanding as of February 12, 2021, as set forth in the Issuer’s (i) Prospectus and (ii) Closing Press Release.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2018, as amended by Amendment No. 1 thereto filed with the Commission on January 8, 2021 (collectively, the “Original Schedule 13D”) by the Reporting Persons relating to the ordinary shares, nominal value $0.000042 per share (the “Ordinary Shares”), and the American Depositary Shares, each representing one Ordinary Share (the “ADSs,” and together with the Ordinary Shares, the “Shares”), of Autolus Therapeutics plc, a company organized under the laws of England and Wales (the “Issuer”).

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraph:

This Amendment is being filed to update the aggregate percentage of Shares of the Issuer owned by the Reporting Persons due to (i) changes caused by the issuance of additional Shares by the Issuer on February 12, 2021, and (ii) a sale of the Issuer’s ADSs by the Reporting Persons on February 12, 2021. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. As a result of the foregoing, each of the Reporting Persons has also ceased to be the beneficial owner of more than 5% of the Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended by amending and replacing in its entirety the first paragraph of Item 5 and Item 5(a), (c) and (e) as follows:

The information in Item 4 is incorporated herein by reference. The information reported below is based on a total of 68,727,448 Ordinary Shares outstanding as of February 12, 2021, as set forth in the Issuer’s (i) Prospectus and (ii) Closing Press Release.

(a) Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Arix Plc specifically disclaims beneficial ownership any securities reported herein that it does not directly own or control, except to the extent of its pecuniary interest therein.

(c) On February 12, 2021, the Reporting Persons sold 50,000 ADSs in multiple open market transactions, at a weighted average purchase price of $7.42 per ADS, with sale prices ranging from $7.40 to $7.50 inclusive.

(e) As of February 12, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares. The filing of this Amendment represents the final amendment to this Schedule 13D and constitutes an exit filing for all Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2021

ARIX BIOSCIENCE PLC

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Group Finance Director

ARIX BIOSCIENCE HOLDINGS LTD.

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Group Finance Director